United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Table of Contents:

Press Release	3
Signature Page	4

Final Summary Consolidated - Extraordinary Shareholder Meeting (as of 12/19/2017)

RESOLUTIONS

RESOLUTION	Active	Approve	Reject	Abstain	Total
1. Proposal to list Vale’s shares on the “Novo Mercado” special segment of the B3 S.A. — Brasil, Bolsa, Balcão (“B3”)	Total	1,363,197,287	711,419	510,123,054	1,874,031,760
2. Amendment to Vale’s By-Laws	Total	1,360,525,210	3,269,143	510,237,407	1,874,031,760
3. Approval of the Protocol and Justification of Merger of Balderton	Total	1,353,541,053	691,478	519,799,229	1,874,031,760
4. Approval of the Protocol and Justification of Merger of Fortlee	Total	1,353,535,674	697,554	519,798,532	1,874,031,760
5. Approval of the Protocol and Justification of Partial Spin-off of EBM, with the merger of the spun-off portion into Vale	Total	1,353,585,524	637,632	519,808,604	1,874,031,760
6. Ratification of Premiumbravo Auditores Independentes as a specialized company hired to appraise the owner’s equity of Balderton, Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale	Total	1,352,877,777	691,043	520,462,940	1,874,031,760
7. Approval of the Appraisal Report of Balderton, prepared by the specialized company	Total	1,353,549,285	641,557	519,840,918	1,874,031,760
8. Approval of the Appraisal Report of Fortlee, prepared by the specialized company	Total	1,353,560,636	623,430	519,847,694	1,874,031,760
9. Approval of the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company	Total	1,353,555,557	633,010	519,843,193	1,874,031,760
10. Approval of the merger of Balderton	Total	1,353,559,570	653,252	519,818,938	1,874,031,760
11. Approval of the merger of Fortlee	Total	1,353,564,470	658,001	519,809,289	1,874,031,760
12. Approval of the merger of the spun-off portion of EBM’s equity	Total	1,353,543,275	668,097	519,820,388	1,874,031,760
13. Ratifications of appointments of effective and alternate members of the Board of Directors	Total	1,001,174,474	342,573,564	530,283,722	1,874,031,760

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 20, 2017		Director of Investor Relations